

BP 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH, D.C. 202

SEC FILE NUMBER
8- 66645

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CND Financial, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2368 Tree Branch
(No. and Street)

| Schertz | Texas | 78154 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Milton Collier 210/566-2875
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

| 2702 N. Loop 1604 E., Suite 202 | San Antonio | Texas | 78232 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KR 3/15

## OATH OR AFFIRMATION

I, Milton Collier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CND Financial, Ltd., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

Robert F. Darilek, C.P.A.
Steven H. Butler, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

To the Partners
CND Financial, Ltd.
Schertz, Texas

We have audited the accompanying statement of financial condition of CND Financial, Ltd., as of December 31, 2006, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CND Financial, Ltd. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darilek Butler

San Antonio, Texas
February 21, 2007



*A Limited Liability Company • Members AICPA PCPS and TSCPA*

**CND FINANCIAL, LTD.**

Statement of Financial Condition
December 31, 2006

| | |
|---|---|
| ASSETS | |
| Current Assets: | |
| Cash | $ 16,617 |
| Total Current Assets | 16,617 |
| Fixed Assets: | |
| Office Equipment | 10,364 |
| Accumulated Depreciation | (2,012) |
| Net Fixed Assets | 8,352 |
| TOTAL ASSETS | $ 24,969 |
| LIABILITIES AND PARTNERS' EQUITY | |
| Current Liabilities: | |
| Accounts Payable | $ 6,031 |
| Accrued Liabilities | 2,602 |
| Total Current Liabilities | 8,633 |
| Partners' Equity | 16,336 |
| TOTAL LIABILITIES AND PARTNERS' EQUITY | $ 24,969 |

The Accompanying Notes are an Integral Part of These Financial Statements.

**CND FINANCIAL, LTD.**

Statement of Income (Loss)
Year Ended December 31, 2006

| | | |
|---|---|---|
| Revenues | | |
| Consulting Fees | $ | 228,432 |
| Brokerage Fees | | 515,181 |
| | | 743,613 |
| Expenses | | |
| Compensation and Benefits | | 548,699 |
| Consultant Services | | 46,946 |
| Advertising | | 21,218 |
| Travel and Entertainment | | 19,926 |
| Office | | 15,587 |
| Telephone | | 13,992 |
| Licenses and Examination Fees | | 12,431 |
| Postage and Shipping | | 10,683 |
| Dues and Subscriptions | | 7,126 |
| Training and Education | | 6,067 |
| Depreciation | | 1,876 |
| Insurance | | 1,421 |
| Equipment | | 357 |
| Repairs and Maintenance | | 251 |
| Bank Fees | | 188 |
| | | 706,768 |
| Net Income (Loss) | $ | 36,845 |

The Accompanying Notes are an Integral Part of These Financial Statements.

**CND FINANCIAL, LTD.**

Statement of Changes in Partners' Equity
Year Ended December 31, 2006

| | | |
|---|---|---|
| Partners' Equity, December 31, 2005 | $ | 21,188 |
| Net Income (Loss) | | 36,845 |
| Distributions | | (41,697) |
| Partners' Equity, December 31, 2006 | $ | 16,336 |

The Accompanying Notes are an Integral Part of These Financial Statements.

**CND FINANCIAL, LTD.**

Statement of Cash Flows
Year Ended December 31, 2006

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income (Loss) | $ | 36,845 |
| Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities: | | |
| Depreciation | | 1,876 |
| (Increase) Decrease in: | | |
| Other Receivables | | 100 |
| Increase (Decrease) in: | | |
| Accounts Payable | | (4,062) |
| Accrued Liabilities | | 84 |
| Net Cash Provided (Used) by Operating Activities | | 34,843 |
| Cash Flows from Investing Activities: | | |
| Purchase of Fixed Assets | | (2,216) |
| Net Cash Provided (Used) by Investing Activities | | (2,216) |
| Cash Flows from Financing Activities: | | |
| Partner Distributions | | (41,697) |
| Net Cash Provided (Used) by Financing Activities | | (41,697) |
| Net Increase (Decrease) in Cash | | (9,070) |
| Cash Balance - December 31, 2005 | | 25,687 |
| Cash Balance - December 31, 2006 | $ | 16,617 |

**Supplemental Disclosures For Statement of Cash Flows:**

None

The Accompanying Notes are an Integral Part of These Financial Statements.

Note A - Organization and Summary of Significant Accounting Policies

CND Financial, Ltd. (the Partnership) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership specializes in providing financing for churches by offering bond origination and brokerage services.

The Partnership, organized on June 2, 2004 as a Texas limited partnership, is comprised of one general partner, CND Holdings, LLC, with a 1% share of profits, loss, and capital; and three limited partners with a 33% share each of profits, losses, and capital.

The following is a summary of significant accounting policies of the Partnership. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

**Fixed Assets and Depreciation**

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method based on the following estimated useful life:

| | |
|---|---|
| Office Equipment | 3 – 5 years |

Expenditures for maintenance and repairs are charged to operations as incurred.

**Consulting and Brokerage Fee Income**

The Partnership recognizes consulting and brokerage fee income when earned under the terms of consulting agreements. Under these terms, consulting fees are earned upon the date of the execution of the agreement or when the minimum escrow amount is met as required by the escrow agreement. Brokerage fees are earned as bonds are sold but are not recognized as revenue until the minimum escrow amount is met and funds are available for disbursement.

**Income Taxes**

No income tax has been included in the financial statements since income or loss of the Partnership is required to be reported by the Partners on their individual income tax returns.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

**Use of Estimates**

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets. Accordingly, actual results may differ from estimated amounts.

**Advertising Costs**

Advertising costs are expensed as incurred and were $21,218 during the year.

**Cash and Cash Equivalents**

For the purpose of the statement of cash flows, cash represents cash in a bank depository account.

Note B - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Partnership had net capital of $7,984, which was $2,984 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 1.1 to 1.

Note C - Related Party Transactions

The Partnership is provided with office facilities and certain utilities at no charge by one of the limited partners.

Of the $548,699 of compensation and benefits expense, $295,971 represents commissions paid to the limited partners as of December 31, 2006.



ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners
CND Financial, Ltd.
Schertz, Texas

We have audited the accompanying financial statements of CND Financial, Ltd. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
February 21, 2007

Darilek Butler

**CND FINANCIAL, LTD.**

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net Capital and Computation of Basic Net Capital Requirements

| | | |
|---|---|---|
| Total Partners' Equity | $ | 16,336 |
| Less: Net Assets not Allowable for Net Capital | | 8,352 |
| Net Capital | | 7,984 |
| Less: Minimum Net Capital Requirements (Greater of 6 2/3% of Aggregate Indebtedness or $5,000) | | 5,000 |
| Excess Net Capital | $ | 2,984 |

Aggregate Indebtedness

| | | |
|---|---|---|
| Items Included in the Statement of Financial Condition: | | |
| Accounts Payable and Accrued Expenses | $ | 8,633 |
| Total Aggregate Indebtedness | $ | 8,633 |
| **Ratio: Aggregate Indebtedness to Net Capital** | | **1.1 to 1** |

CND FINANCIAL, LTD.

Schedule II - Other Reporting Requirements
December 31, 2006

**Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.**

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Partnership qualifies for exemption under Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe-keep customer securities.

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1.**

| | | |
|---|---|---|
| Net Capital, as Reported in Part II (Unaudited) FOCUS Report | $ | 16,617 |
| Audit Adjustments | | (6,353) |
| Other Items | | (2,280) |
| Net Capital per Schedule I | $ | 7,984 |



ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

To the Partners
CND Financial, Ltd.
Schertz, Texas

In planning and performing our audit of the financial statements and supplemental schedules of CND Financial, Ltd. (the Partnership) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



A Limited Liability Company • Members AICPA PCPS and TSCPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5
(CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
February 21, 2007

Darilek Butler

END